

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 18, 2010

Mr. Andrew T. Studley
Chief Financial Officer
Nevada Geothermal Power Inc.
900-409 Granville Street
Vancouver, B.C. Canada V6C1T2

> **Re:** **Nevada Geothermal Power Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 1, 2009**
> **File No. 0-49917**

Dear Mr. Studley:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief